Exhibit (a)(3)

REAL ESTATE INCOME FUND INC.

FORM OF ARTICLES SUPPLEMENTARY CREATING AND FIXING THE RIGHTS OF

ADDITIONAL SERIES M TAXABLE AUCTION RATE PREFERRED SHARES

Real Estate Income Fund Inc., a Maryland corporation (the “Corporation”), certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: Pursuant to the authority expressly vested in the Board of Directors of the Corporation by Article IV of the Corporation’s Amended and Restated Articles of Incorporation, the Board of Directors has, by resolution, authorized the issuance of              additional shares of the Corporation’s Series M Taxable Auction Rate Preferred Shares (the “Additional Series M Preferred Shares”), par value $.001 per share, liquidation preference $25,000 per share. The Corporation’s Articles Supplementary Creating and Fixing the Rights of Series M Taxable Auction Rate Preferred Shares filed with the State Department of Assessments and Taxation on September 26, 2002, as they may be amended from time to time, are referred to herein as the “Initial Articles Supplementary”. The Initial Articles Supplementary authorized the issuance of 2,600 shares of Series M Preferred Shares, which were issued on September 30, 2002.

SECOND: The preferences, rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the Additional Series M Preferred Shares are as set forth below:

1. The Additional Series M Preferred Shares shall be subject in all respects to the preferences, rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption applicable to the shares of Series M Preferred Shares issued pursuant to the Initial Articles Supplementary, except as otherwise set forth in this Article SECOND.

2. The number of Additional Series M Preferred Shares is              shares, resulting in an aggregate of              Series M Preferred Shares.

3. DATE OF ORIGINAL ISSUE. The Date of Original Issue for the Additional Series M Preferred Shares shall be                          , 2005.

4. INITIAL DIVIDEND PERIOD; INITIAL DIVIDEND PAYMENT DATE. The initial Dividend Period and the Initial Dividend Payment Date for the Additional Series M Preferred Shares shall be as determined in advance of their issuance by the Board of Directors of the Corporation or pursuant to their delegated authority.

5. INITIAL DIVIDEND RATE. The initial Dividend Rate per annum on the Additional Series M Preferred Shares for the initial Dividend Period shall be the then-current Applicable Rate for the shares of Series M Preferred Shares previously issued pursuant to the Initial Articles Supplementary.

6. DIVIDEND PAYMENT DATES. Dividends shall be payable, subject to paragraph (b)(ii) of Section 2 of Part I of the Initial Articles Supplementary, on the initial Dividend Payment Date determined in the manner set forth above, and, thereafter, in accord with the provisions of the Initial Articles Supplementary.

THIRD: The Additional Series M Preferred Shares have been classified by the Board of Directors pursuant to authority contained in the Charter of the Corporation. These Articles Supplementary do not increase the total authorized capital stock of the Corporation or the aggregate par value thereof.

IN WITNESS WHEREOF, REAL ESTATE INCOME FUND INC. has caused these Articles Supplementary to be signed, as of                          , 2005, in its name and on its behalf by its President and witnessed by its Assistant Secretary, and the said officers of the Corporation acknowledge these Articles Supplementary to be the corporate act of the Corporation and state under penalties of perjury that to the best of their knowledge, information and belief, the matters and facts set forth herein with respect to approval are true in all material respects.

REAL ESTATE INCOME FUND INC.

By:
Name:	R. Jay Gerken
Title:	President

WITNESS:

Name: Robert M. Nelson
Title: Assistant Secretary

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